Filed Pursuant to Rule 433
Registration Statement Nos. 333-202913 and 333-180300-03
Fact Sheet (J547)

March 8, 2016

Credit Suisse – Dual Directional Capped Knock-Out Notes due March 29, 2017 Linked to the Performance of the S&P 500® Index

Trade Details & Characteristics
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Pricing Date:	Expected to be March 11, 2016.
Settlement Date:	Expected to be March 16, 2016.
Underlying:	S&P 500® Index
Payment at Maturity:

A cash payment at maturity per $1,000 principal amount of notes equal to:

o   if the Final Level is greater than the Initial Level, $1,000 + $1,000 x the lesser of (i) the Upside Maximum Return and (ii) the Underlying Return.

o   if the Final Level is equal to or less than the Initial Level by not more than the Contingent Buffer Amount, $1,000 + [$1,000 x – (Underlying Return)].

o   if the Final Level is less than the Initial Level by more than the Contingent Buffer Amount, $1,000 + [$1,000 x (Underlying Return)].

Upside Maximum Return:	Expected to be at least 10% (to be determined on the Pricing Date).
Contingent Buffer Amount:	15.30%.
Underlying Return:	(Final Level – Initial Level) / Initial Level
Initial Level:	The closing level of the Underlying on the Pricing Date. In the event that the closing level of the Underlying is not available on the Pricing Date, the Initial Level will be determined on the immediately following trading day on which a closing level is available.
Final Level:	The arithmetic average of the closing levels of the Underlying on each of the five Valuation Dates.
Valuation Dates:	March 20, 2017, March 21, 2017, March 22, 2017, March 23, 2017 and March 24, 2017 (each a “Valuation Date” and March 24, 2017, the “Final Valuation Date”), subject to postponement as described in the applicable pricing supplement and product supplement.
Maturity Date:	March 29, 2017, subject to postponement as described in the applicable pricing supplement and product supplement.
Fees:	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10.00 per $1,000 principal amount. Certain fiduciary accounts will pay a purchase price of $990.00 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.
Return Characteristics

•    Provides opportunity to (i) participate in the appreciation of the Underlying, if any, subject to the Upside Maximum Return, and (ii) earn a positive return of up to 15.30% if the Underlying Return is negative, up to a 15.30% decline in the Underlying. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•    Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their investment if the Underlying declines by more than 15.30%. You could lose your entire investment.

Product Risks

•    Investment may result in a loss of up to 100%. If the Final Level is less than the Initial Level by more than the Contingent Buffer Amount, you will be fully exposed on a basis of 1% to each 1% depreciation in the Underlying.

•    The notes do not pay interest.

Hypothetical Payment at Maturity*
Underlying Return	Total Return	Payment at Maturity
100.00%	10.00%	$1,100.00
90.00%	10.00%	$1,100.00
80.00%	10.00%	$1,100.00
70.00%	10.00%	$1,100.00
60.00%	10.00%	$1,100.00
50.00%	10.00%	$1,100.00
40.00%	10.00%	$1,100.00
30.00%	10.00%	$1,100.00
20.00%	10.00%	$1,100.00
10.00%	10.00%	$1,100.00
5.00%	5.00%	$1,050.00
0.00%	0.00%	$1,000.00
-5.00%	5.00%	$1,050.00
-10.00%	10.00%	$1,100.00
-15.30%	15.30%	$1,153.00
-20.00%	-20.00%	$800.00
-30.00%	-30.00%	$700.00
-40.00%	-40.00%	$600.00
-50.00%	-50.00%	$500.00
-60.00%	-60.00%	$400.00
-70.00%	-70.00%	$300.00
-80.00%	-80.00%	$200.00
-90.00%	-90.00%	$100.00
-100.00%	-100.00%	$0.00
* The table illustrates the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Underlying assuming an Upside Maximum Return of 10% and a Contingent Buffer Amount of 15.30%. These hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity will be based on the arithmetic average of the closing levels of the Underlying on the Valuation Dates. Any payment on the notes is subject to our ability to pay our obligations as they come due. The numbers above have been rounded for ease of analysis.

J.P. Morgan

Placement Agent

Product Risks (continued)

•	Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•	The notes do not guarantee any return of your principal amount. You could lose up to $1,000 per $1,000 principal amount of notes. If the Final Level is less than the Initial Level by more than the Contingent Buffer Amount, you will lose 1% of your principal for each 1% decline in the Final Level as compared to the Initial Level. Furthermore, regardless of the amount of any payment you receive on the notes you may nevertheless suffer a loss on your investment in the notes, in real value terms. This is because inflation may cause the real value of the amount of any payment you receive on the notes to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

•	If the Final Level is greater than the Initial Level, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount. We refer to this percentage as the Upside Maximum Return, which will be set on the Pricing Date and will not be less than 10%. Accordingly, if the Underlying Return is equal to or greater than 10%, you will receive only the Upside Maximum Return on the notes of 10%, and you will be entitled to receive at maturity a payment expected to be $1,100 per $1,000 principal amount of notes, regardless of the appreciation in the Underlying, which may be significant.

•	If the Final Level is less than the Initial Level by up to the Contingent Buffer Amount, you will receive at maturity $1,000 plus a return equal to the absolute value of the Underlying Return. Because the Contingent Buffer Amount is 15.30%, your maximum payment on the notes is $1,153.00 per $1,000 principal amount of the notes. Because the Contingent Buffer Amount of 15.30% is greater than the Maximum Upside Return of 10%, you may receive a greater payment at maturity on the notes if the Underlying Return is negative by less than the Contingent Buffer Amount than you would if the Underlying Return was positive. Therefore, the maximum possible payment at maturity on the notes is expected to be $1,153.00 per $1,000 principal amount of notes. If the Final Level is less than the Initial Level by more than the Contingent Buffer Amount, you will be fully exposed to the negative Underlying Return, and you will lose some or all of your investment. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	If the Final Level is less than the Initial Level by more than the Contingent Buffer Amount, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation of the Underlying. The Final Level will be determined based on the arithmetic average of the closing levels of the Underlying on the Valuation Dates.

•	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate greater risk of loss. “Volatility” refers to the frequency and magnitude of changes in the price of the Underlying. The greater the expected volatility with respect to the Underlying on the Trade Date, the higher the expectation as of the Trade Date that the Final Level could be less than the Initial Level by more than the Contingent Buffer Amount, indicating a higher expected risk of loss on the notes. This greater expected risk will generally be reflected in more favorable terms (such as a higher Upside Maximum Return or Contingent Buffer Amount) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Upside Maximum Return may not necessarily indicate that the notes have a greater likelihood of a return of principal at maturity. The volatility of the Underlying can change significantly over the term of the notes. The level of the Underlying for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlying and the potential to lose some or all of your principal at maturity.

•	Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Underlying from the Pricing Date to the Final Valuation Date. Your ability to participate in the appreciation of the Underlying, if any, may be limited by the 5-day-end-of-term averaging used to calculate the Final Level, especially if there is a significant increase in the closing level of the Underlying on the Final Valuation Date. Accordingly, you may not receive the benefit of the full appreciation of the Underlying, if any, between the Pricing Date and the Final Valuation Date.

•	The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities included in the Underlying.

•	Credit Suisse currently anticipates that the value of the notes on the Pricing Date will be less than the price the investor pays for the notes, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the notes. Prior to maturity, costs such as concessions and hedging may affect the value of the notes.

•	The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•	We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

•	The payout on the notes can be replicated using a combination of the components described above. Therefore, in addition to the level of the Underlying, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as the expected and actual volatility of the Underlying, the time to maturity of the notes, the dividend rate on the equity securities included in the Underlying, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the equity securities included in the Underlying or markets generally and which may affect the level of the Underlying and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Information

Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated March 8, 2016, Underlying Supplement dated May 4, 2015, Product Supplement No. JPM-III dated May 4, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

 You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010316011727/dp64102_424b2-j547.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.